Filed pursuant to Rule 424(b)(3)
Registration No. 333‑253996
WESTERN ASSET MORTGAGE OPPORTUNITY FUND INC.
SUPPLEMENT DATED JULY 1, 2024 TO
THE PROSPECTUS DATED MAY 4, 2021

The following replaces the Financial Highlights in the prospectus:
For a share of capital stock outstanding throughout each year ended December 31:

	2023[1]	2022[1]	2021[1]	2020[1]	2019[1]
Net asset value, beginning of year	$12.12	$15.40	$14.96	$19.48	$19.28
Income (loss) from operations:
Net investment income	1.07	0.95	0.89	1.23	1.51
Net realized and unrealized gain (loss)	0.14	(3.00)	0.90	(4.20)	0.65

Total income (loss) from operations	1.21	(2.05)	1.79	(2.97)	2.16

Less distributions from:
Net investment income	(1.28)	(1.23)	(1.16)	(1.13)	(1.45)
Return of capital	—	(0.01)	(0.19)	(0.42)	(0.51)

Total distributions	(1.28)	(1.24)	(1.35)	(1.55)	(1.96)

Anti-dilutive impact of repurchase plan	0.00 [2,3]	0.01 [3]	—	—	—
Net asset value, end of year	$12.05	$12.12	$15.40	$14.96	$19.48
Market price, end of year	$11.17	$10.77	$15.21	$14.18	$20.30

Total return, based on NAV[4,5]	10.51%	(13.69)%	12.38%	(14.67)%	11.65%

Total return, based on Market Price[6]	16.68%	(21.64)%	17.24%	(22.13)%	9.71%

Net assets, end of year (millions)	$137	$138	$177	$165	$205
Ratios to average net assets:
Gross expenses	7.28%	3.80%	2.38%	2.82%	3.56%
Net expenses[7]	7.14 [8]	3.72 [8]	2.10 [8]	2.53 [8]	3.56
Net investment income	8.87	6.96	5.82	8.18	7.73
Portfolio turnover rate	24%	22%[9]	14%	11%	17%
Loan Outstanding, End of Year (000s)	—	—	—	$45,000	$98,000
Asset Coverage Ratio for Loan Outstanding[10]	—	—	—	467%	309%
Asset Coverage, per $1,000 Principal Amount of Loan Outstanding[10]	—	—	—	$4,667	$3,089
Weighted Average Loan (000s)	—	—	$45,000	$62,369	$98,072
Weighted Average Interest Rate on Loan	—	—	1.84%	2.14%	3.46%

[1]	Per share amounts have been calculated using the average shares method.
[2]	Amount represents less than $0.005 or greater than $(0.005) per share.
[3]
The repurchase plan was completed at an average repurchase price of $10.21 for 13,982 shares and $142,726 for the year ended December 31, 2023 and $11.16 for 67,728 shares and $755,559 for the year ended December 31, 2022.

[4]
Performance figures may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guarantee of future results.

[5]	The total return calculation assumes that distributions are reinvested at NAV. Past performance is no guarantee of future results.
[6]	The total return calculation assumes that distributions are reinvested in accordance with the Fund’s dividend reinvestment plan. Past performance is no guarantee of future results.
[7]	The manager has agreed to waive the Fund’s management fee to an extent sufficient to offset the net management fee payable in connection with any investment in an affiliated money market fund.
[8]	Reflects fee waivers and/or expense reimbursements.
[9]	Excluding mortgage dollar roll transactions. If mortgage dollar roll transactions had been included, the portfolio turnover rate would have been 24% for the year ended December 31, 2022.
[10]	Represents value of net assets plus the loan outstanding at the end of the period divided by the loan outstanding at the end of the period.

	2018[1]	2017[1]	2016[1]	2015[1]	2014[1]
Net asset value, beginning of year	$21.27	$20.70	$22.76	$24.75	$23.78
Income (loss) from operations:
Net investment income	1.65	1.57	1.47	2.13	1.87
Net realized and unrealized gain (loss)	0.22	2.28	(0.53)	(0.80)	2.19

Total income from operations	1.87	3.85	0.94	1.33	4.06

Less distributions from:
Net investment income	(3.03)	(2.69)	(2.95)	(2.33)	(1.75)
Net realized gains	(0.83)	(0.59)	(0.05)	(0.99)	(1.34)

Total distributions	(3.86)	(3.28)	(3.00)	(3.32)	(3.09)

Net asset value, end of year	$19.28	$21.27	$20.70	$22.76	$24.75
Market price, end of year	$20.39	$24.67	$22.79	$23.55	$23.84

Total return, based on NAV[2,3]	9.26%	19.70%	4.47%	5.44%	17.55%

Total return, based on Market Price[4]	(1.16)%	24.20%	10.80%	13.56%	16.76%

Net assets, end of year (millions)	$202	$222	$216	$237	$258
Ratios to average net assets:
Gross expenses	3.15%	2.68%	2.97%	2.39%	2.36%
Net expenses	3.15	2.68	2.97	2.39	2.36
Net investment income	7.78	7.29	6.78	8.65	7.39
Portfolio turnover rate	33%	35%	23%[5]	24%	35%
Supplemental data:
Loan Outstanding, End of Year (000s)	$99,250	$101,750	$101,750	$80,500	$116,700
Asset Coverage Ratio for Loan Outstanding[6]	303%	319%	312%	395%	321%
Asset Coverage, per $1,000 Principal Amount of Loan Outstanding[6]	$3,035	$3,185	$3,124	$3,946	$3,208 [7]
Weighted Average Loan (000s)	$101,743	$101,750	$90,984	$99,544	$116,700
Weighted Average Interest Rate on Loan	3.06%	2.06%	1.50%	1.06%	1.02%

[1]	Per share amounts have been calculated using the average shares method.
[2]
Performance figures may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guarantee of future results.

[3]	The total return calculation assumes that distributions are reinvested at NAV. Past performance is no guarantee of future results.
[4]	The total return calculation assumes that distributions are reinvested in accordance with the Fund’s dividend reinvestment plan. Past performance is no guarantee of future results.
[5]	Excluding mortgage dollar roll transactions. If mortgage dollar roll transactions had been included, the portfolio turnover rate would have been 24%.
[6]	Represents value of net assets plus the loan outstanding at the end of the period divided by the loan outstanding at the end of the period.
[7]	Added to conform to current period presentation.